SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT COMPANIES


Item 2 - Did registrant adopt a code of ethics, as of the end of the period covered by this report, that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions,regardless of whether these individuals are employed by the registrant or a third party? Yes.
Briefly describe any amendments or waivers that occurred during the period. Code of Ethics ammendment dated May 2, 2003 reflects additions to comply with the Sarbanes Oxley Act.

State here if code of ethics/amendments/waivers are on website and give website address-. No
State here if fund will send code of ethics to shareholders without charge upon request-- Yes

Item 3 - Did the registrant's board of directors determine that the registrant either: (i) has at least one audit committee financial expert serving on its audit committee; or (ii) does not have an audit committee financial expert serving on its audit committee? If yes, disclose name of financial expert and whether he/she is "independent," (fund may, but is not required, to disclose name/independence of more than one financial expert) If no, explain why not.
Yes. Martin Alonzo. He is an independent director.


Item 9(a) - Disclose the conclusions of the registrant's principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, about the effectiveness of the registrant's disclosure controls and procedures (as defined in Rule 30a-2(c) under the Act (17 CFR 270.30a-2(c))) based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of the report that includes the disclosure required by this paragraph.
Based upon a review of the Periodic Report and information from Reporting Parties, the Disclosure Committee has found the Registrant's disclosure controls and proedures were effective in both design and operation.



Item 9(b) -- There were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 10 - Exhibits

10(a) - Attach code of ethics or amendments/waivers, unless code of ethics or amendments/waivers is on website or offered to shareholders upon request without charge. The code of ethics is offered to shareholders is offered to shareholders free of charge on the website www.ipohome.com/ipoplus/ipoplus.asp

10(b) - Attach certifications (6 in total pursuant to Sections 302 and 906 for CEO/CFO). Attached hereto.